

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2025

John Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

     Re: Momentus Inc.
           Registration Statement on Form S-1
           Filed April 22, 2025
           File No. 333-286661

Dear John Rood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing